TSR AT A GLANCE

TSR is engaged in the business of providing contract computer programming services to its customers. The Company provides its customers with technical computer personnel to supplement their in-house information technology (“IT”) capabilities. TSR’s customers for its contract computer programming services consist primarily of Fortune 1000 companies with significant technology budgets. With more than 40 years experience in the information services business, TSR is positioned to fulfill virtually any information technology temporary staffing contract requirement. Extensive recruiting efforts are employed to create and maintain a database of highly qualified professionals who are well-versed in the latest technological advances. TSR’s professional staff has extensive experience across a broad range of industries from telecommunications and pharmaceuticals to banking and insurance.

FINANCIAL HIGHLIGHTS

(Amounts in Thousands, Except Per Share Data)

	May 31, 2014	May 31, 2013	May 31, 2012	May 31, 2011	May 31, 2010
Revenue, Net	$49,530	$44,914	$45,215	$39,342	$36,956
Income (Loss) From Operations	25	(716)	(2)	482	317
Net Income (Loss) Attributable to TSR, Inc.	(86)	(520)	(62)	197	143
Basic Net Income (Loss) Per TSR, Inc. Common Share	(0.04)	(0.26)	(0.03)	0.10	0.07
Working Capital	8,706	8,717	12,402	12,388	12,455
Total Assets	13,563	13,619	17,165	17,141	15,754
Total TSR, Inc. Equity	8,840	8,926	12,498	12,713	12,542
Book Value Per TSR, Inc. Common Share (Total TSR Equity Divided by Common Shares Outstanding)	4.51	4.55	6.30	6.30	6.19
Cash Dividends Declared Per TSR, Inc. Common Share	$0.00	$1.50	$0.00	$0.00	$0.00

Note: All per share calculations have been adjusted for the 1:2 reverse stock split effected November 29, 2010.

LETTER FROM THE CHAIRMAN

Dear Stockholders:

During the past year, TSR has continued to execute its multi-year strategy of investing in talent and training in order to bolster our competitive capabilities and achieve profitable scale. These important infrastructure programs have been outlined in my two prior annual stockholder letters. I am pleased to report that these significant efforts by TSR are on track and have yielded encouraging results. For the year ended May 31st, 2014, revenue increased 10.3% from last year to $49.5 million. Net loss attributable to TSR decreased from a loss of $520,000 in the prior year to a loss of $86,000 in the current year. Additionally, net loss per share decreased from a loss of $0.26 to a loss of $0.04. The increase in revenue resulted primarily from the average number of consultants on billing with customers increasing 12.8% from 273 in the year ended May 31, 2013 to 308 in the year ended May 31, 2014.

Although we experienced a significant increase in revenue and a decrease in the net loss attributable to TSR, Inc. -- the first indication of improved growth resulting from our new hires in sales and recruiting – we anticipate that our results going forward will continue to be affected. I foresee only gradual improvement over the coming year until such time as the additional recruiters and sales executives begin to generate increases in revenue sufficient to offset their added expense. Again, this was fully anticipated as a vital investment in order to achieve a better, broader and more competitive business model for the long-term.

There continue to be major shifts in the IT business world that affect our customers, us, and our profit margins. We continually revisit our business practices and quickly modify them to keep current and anticipate customer and market needs. This is a core element of TSR’s corporate DNA. Among many other efforts, our training program to groom highly qualified and motivated recent college graduates to become recruiters is working well – and is yielding additional benefits. This group is responsible for finding freelance consultants who possess the skills customers need to fill temporary assignments.

Finally, I want to acknowledge that the breadth and depth of TSR’s entire team are essential contributors to our ongoing success. We are only as good as our people, and I am proud to be the leader of our TSR team. We lead together. From our newest employees to our extremely talented and diligent top management team, we are dedicated to serving our customers in the best way – ways that will also serve you, our shareholders.

As always, I remain firmly committed to TSR, and thank you for your ongoing support.

Sincerely,

Joe Hughes

1

TSR INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

May 31, 2014 and 2013

	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$2,841,967	$1,881,161
Certificates of deposit and marketable securities	1,514,856	2,008,424
Accounts receivable:
Trade, net of allowance for doubtful accounts of $193,000 in 2014 and 2013	8,790,338	9,146,283
Other	9,330	5,016
	8,799,668	9,151,299

Prepaid expenses	74,188	70,926
Prepaid and recoverable income taxes	32,159	208,579
Deferred income taxes	86,000	86,000

Total Current Assets	13,348,838	13,406,389

Equipment and leasehold improvements, at cost:
Equipment	88,747	70,822
Furniture and fixtures	111,107	111,107
Automobiles	19,665	19,665
Leasehold improvements	60,058	60,058
	279,577	261,652
Less accumulated depreciation and amortization	245,482	244,868
	34,095	16,784

Other assets	49,653	49,653
Deferred income taxes	130,000	146,000

Total Assets	$13,562,586	$13,618,826

LIABILITIES AND EQUITY
Current liabilities:
Accounts and other payables	$929,404	$852,228
Accrued expenses and other current liabilities:
Salaries, wages and commissions	2,124,671	2,305,201
Other	96,487	83,805
	2,221,158	2,389,006

Advances from customers	1,491,946	1,448,255

Total Liabilities	4,642,508	4,689,489

Commitments and contingencies

Equity:
TSR, Inc.
Preferred stock, $1.00 par value, authorized 500,000 shares; none issued	-	-
Common stock, $0.01 par value, authorized 12,500,000 shares; issued 3,114,163 shares; 1,962,062 outstanding	31,142	31,142
Additional paid-in capital	5,102,868	5,102,868
Retained earnings	17,219,947	17,305,883
	22,353,957	22,439,893
Less: Treasury stock, 1,152,101 shares, at cost	13,514,003	13,514,003
Total TSR, Inc. Equity	8,839,954	8,925,890
Noncontrolling Interest	80,124	3,447
Total Equity	8,920,078	8,929,337

Total Liabilities and Equity	$13,562,586	$13,618,826

See accompanying notes to consolidated financial statements.

2

TSR INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended May 31, 2014 and 2013

	2014	2013

Revenue, net	$49,529,867	$44,913,649

Cost of sales	41,251,638	37,548,691
Selling, general and administrative expenses	8,253,061	8,080,713
	49,504,699	45,629,404

Income (loss) from operations	25,168	(715,755)

Other income (expense):
Interest and dividend income	6,288	13,833
Unrealized gain (loss) from marketable securities, net	2,432	(1,248)
	8,720	12,585

Income (loss) before income taxes	33,888	(703,170)

Provision (benefit) for income taxes	17,000	(214,000)

Consolidated net income (loss)	16,888	(489,170)
Less: Net income attributable to noncontrolling interest	102,824	30,958

Net loss attributable to TSR, Inc.	$(85,936)	$(520,128)

Net loss per TSR, Inc. common share	$(0.04)	$(0.26)

Weighted average number of common shares outstanding	1,962,062	1,971,484

See accompanying notes to consolidated financial statements.

3

TSR INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

Years ended May 31, 2014 and 2013

	Shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	TSR Inc. equity	Non- controlling interest	Total equity
Balance at June 1, 2012	3,114,163	$31,142	$5,102,868	$20,796,104	$(13,432,092)	$12,498,022	$21,270	$12,519,292
Purchases of treasury stock	-	-	-	-	(81,911)	(81,911)	-	(81,911)
Cash dividend paid		-	-	(2,970,093)	-	(2,970,093)	-	(2,970,093)
Net income attributable to noncontrolling interest	-	-	-	-	-	-	30,958	30,958
Distribution to noncontrolling interest	-	-	-	-	-	-	(48,781)	(48,781)
Net loss attributable to TSR, Inc.	-	-	-	(520,128)	-	(520,128)	-	(520,128)
Balance at May 31, 2013	3,114,163	31,142	5,102,868	17,305,883	(13,514,003)	8,925,890	3,447	8,929,337
Net income attributable to noncontrolling interest	-	-	-	-	-	-	102,824	102,824
Distribution to noncontrolling interest	-	-	-	-	-	-	(26,147)	(26,147)
Net loss attributable to TSR, Inc.	-	-	-	(85,936)	-	(85,936)	-	(85,936)
Balance at May 31, 2014	3,114,163	$31,142	$5,102,868	$17,219,947	$(13,514,003)	$8,839,954	$80,124	$8,920,078

See accompanying notes to consolidated financial statements.

4

TSR INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended May 31, 2014 and 2013

	2014	2013

Cash flows from operating activities:
Consolidated net income (loss)	$16,888	$(489,170)
Adjustments to reconcile consolidated net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	15,723	12,198
Unrealized loss (gain) from marketable securities, net	(2,432)	1,248
Deferred income taxes	16,000	(99,000)

Changes in operating assets and liabilities:
Accounts receivable-trade	355,945	(417,614)
Other receivables	(4,314)	(2,274)
Prepaid expenses	(3,262)	26,816
Prepaid and recoverable income taxes	176,420	(112,061)
Accounts and other payables and accrued expenses and other current liabilities	(90,672)	78,614
Advances from customers	43,691	(34,397)

Net cash provided by (used in) operating activities	523,987	(1,035,640)

Cash flows from investing activities:
Proceeds from maturities of marketable securities	2,983,000	3,491,267
Purchases of marketable securities	(2,487,000)	(4,980,267)
Purchases of equipment and leasehold improvements	(33,034)	(8,163)

Net cash provided by (used in) investing activities	462,966	(1,497,163)

Cash flows from financing activities:
Cash dividend paid	-	(2,970,093)
Distributions to noncontrolling interest	(26,147)	(48,781)
Purchases of treasury stock	-	(81,911)

Net cash used in financing activities	(26,147)	(3,100,785)

Net increase (decrease) in cash and cash equivalents	960,806	(5,633,588)

Cash and cash equivalents at beginning of year	1,881,161	7,514,749

Cash and cash equivalents at end of year	$2,841,967	$1,881,161

Supplemental disclosures of cash flow data:
Income taxes paid	$27,000	$16,000

See accompanying notes to consolidated financial statements.

5

TSR INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2014 and 2013

(1)	Summary of Significant Accounting Policies

(a)	Business, Nature of Operations and Customer Concentrations

TSR, Inc. and subsidiaries (the “Company”) are primarily engaged in providing contract computer programming services to commercial customers located primarily in the Metropolitan New York area. The Company provides its customers with technical computer personnel to supplement their in-house information technology capabilities. In fiscal 2014, three customers each accounted for more than 10% of the Company’s consolidated revenue, constituting a combined 42.5%. The largest of these constituted 16.6% of consolidated revenue. In fiscal 2013, four customers each accounted for more than 10% of the Company’s consolidated revenue, constituting a combined 52.1%. The largest of these constituted 16.1% of consolidated revenue. The accounts receivable balances associated with the Company’s largest customers were $2,100,000 and $1,920,000 at May 31, 2014 and 2013, respectively. The Company operates in one business segment, computer programming services.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of TSR, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation

(c)	Revenue Recognition

The Company’s contract computer programming services are generally provided under time and materials arrangements with its customers. Revenue is recognized in accordance with Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition”, when persuasive evidence of an arrangement exists, the services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. These conditions occur when a customer agreement is effected and the consultant performs the authorized services. Revenue is recorded net of all discounts and processing fees. Advances from customers represent amounts received from customers prior to the Company’s completion of the related services and credit balances from overpayments.

Reimbursements received by the Company for out-of-pocket expenses are characterized as revenue.

(d)	Cash and Cash Equivalents

The Company considers short-term highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents were comprised of the following as of May 31, 2014 and 2013:

	2014	2013
Cash in banks	$2,279,148	$1,562,939
Money market funds	562,819	318,222
	$2,841,967	$1,881,161

(e)	Certificates of Deposit and Marketable Securities

The Company has characterized its investments in marketable securities, based on the priority of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), and lowest priority to unobservable inputs (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Investments recorded in the accompanying consolidated balance sheets are categorized based on the inputs to valuation techniques as follows:

Level 1 -	These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access.

Level 2 -	These are investments where values are based on quoted market prices that are not active or model derived valuations in which all significant inputs are observable in active markets.

Level 3 -	These are investments where values are derived from techniques in which one or more significant inputs are unobservable.

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TSR INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2014 and 2013

The following are the major categories of assets measured at fair value on a recurring basis as of May 31, 2014 and 2013 using quoted prices in active markets for identical assets (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3):

May 31, 2014	Level 1	Level 2	Level 3	Total

Certificates of deposit	$-	$1,493,000	$-	$1,493,000
Equity securities	21,856	-	-	21,856
	$21,856	$1,493,000	$-	$1,514,856

May 31, 2013	Level 1	Level 2	Level 3	Total

Certificates of deposit	$-	$1,989,000	$-	$1,989,000
Equity securities	19,424	-	-	19,424
	$19,424	$1,989,000	$-	$2,008,424

Based upon the Company’s intent and ability to hold its certificates of deposits to maturity (which maturities range up to twenty-four months at purchase), such securities have been classified as held-to-maturity and are carried at amortized cost, which approximates market value. The Company’s equity securities are classified as trading securities, which are carried at fair value, as determined by quoted market prices, which is a Level 1 input, as established by the fair value hierarchy. The related unrealized gains and losses are included in earnings. The Company’s marketable securities at May 31, 2014 and 2013 are summarized as follows:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Recorded Value
Current
2014: Certificates of deposit	$1,493,000	$-	$-	$1,493,000
Equity securities	16,866	4,990	-	21,856
	$1,509,866	$4,990	$-	$1,514,856

Current
2013: Certificates of deposit	$1,989,000	$-	$-	$1,989,000
Equity securities	16,866	2,558	-	19,424
	$2,005,866	$2,558	$-	$2,008,424

The Company’s investments in marketable securities consist primarily of investments in certificates of deposit and equity securities. Market values were determined for each individual security in the investment portfolio. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, and the Company’s ability and intent to hold the investment for a period of time, which may be sufficient for anticipated recovery in market values.

(f)	Accounts Receivable and Credit Policies:

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management’s best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, management considers many factors in estimating its general allowance, including historical data, experience, customer types, creditworthiness and economic trends. From time to time, management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability.

7

TSR INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2014 and 2013

(g)	Depreciation and Amortization

Depreciation and amortization of equipment and leasehold improvements has been computed using the straight-line method over the following useful lives:

Equipment	3 years
Furniture and fixtures	3 years
Automobiles	3 years
Leasehold improvements	Lesser of lease term or useful life

(h)	Net Loss Per Common Share

Basic net loss per common share is computed by dividing loss available to common stockholders of TSR, Inc. by the weighted average number of common shares outstanding. The Company had no stock options or other common stock equivalents outstanding during the fiscal years ended May 31, 2014 or 2013.

(i)	Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial reporting and tax bases of the Company’s assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled. The effect of enacted tax law or rate changes is reflected in income in the period of enactment.

(j)	Fair Value of Financial Instruments

ASC Topic 825, “Financial Instruments”, requires disclosure of the fair value of certain financial instruments. For cash and cash equivalents, accounts receivable, accounts and other payables, accrued liabilities and advances from customers, the amounts presented in the consolidated financial statements approximate fair value because of the short-term maturities of these instruments.

(k)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates include, but are not limited to provisions for doubtful accounts receivable and assessments of the recoverability of the Company’s deferred tax assets. Actual results could differ from those estimates.

(l)	Long-Lived Assets

The Company reviews its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its fair value.

(m)	Impact of New Accounting Standards

The Company is not aware of any new accounting pronouncements that would have a material impact on its consolidated financial statements.

(n)	Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, certificates of deposit, marketable securities and accounts receivable. The Company places its cash equivalents with high-credit quality financial institutions and brokerage houses. The Company has substantially all of its cash in four bank accounts. At times, such amounts may exceed Federally insured limits. The Company holds its marketable securities in brokerage accounts. The Company has not experienced losses in any such accounts. The Company’s accounts receivable represent approximately 56 accounts with open balances of which, the largest customer, as a percentage of revenue, consisted of 23.9% of the net accounts receivable balance at May 31, 2014.

8

TSR INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2014 and 2013

(2)	Income Taxes

A reconciliation of the provision (benefit) for income taxes computed at the Federal statutory rates for fiscal 2014 and 2013 to the reported amounts is as follows:

	2014		2013
	Amount	%	Amount	%
Amounts at statutory Federal tax rate	$11,500	34.0%	$(239,000)	(34.0)%
Non-controlling interest	(35,000)	(103.3)	(11,000)	(1.5)
State and local taxes, net of Federal income tax effect	22,000	64.9	17,000	2.4
Non-deductible expenses and other	18,500	54.6	19,000	2.7
	$17,000	50.2%	$(214,000)	(30.4)%

The components of the provision (benefit) for income taxes are as follows:

	Federal	State	Total
2014: Current	$(29,000)	$30,000	$1,000
Deferred	13,000	3,000	16,000
	$(16,000)	$33,000	$17,000

2013: Current	$(140,000)	$25,000	$(115,000)
Deferred	(100,000)	1,000	(99,000)
	$(240,000)	$26,000	$(214,000)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets at May 31, 2014 and 2013 are as follows:

	2014	2013
Allowance for doubtful accounts receivable	$86,000	$86,000
Net operating loss carryforward	103,000	103,000
Equipment and leasehold improvement depreciation and amortization	11,000	23,000
Acquired client relationships	16,000	20,000
Total deferred income tax assets	$216,000	$232,000

The Company believes that it is more likely than not that it will realize the benefits of its deferred tax assets based primarily on the Company’s history of and projections for taxable income in the future. The gross net operating loss carryforward from fiscal 2013 is approximately $303,000 and will expire in 2033.

The Company has no unrecognized tax benefits at May 31, 2014 and 2013. The Company’s Federal and state income tax returns prior to fiscal year 2011 are closed.

The Company recognizes interest and penalties associated with tax matters as selling, general and administrative expenses and includes accrued interest and penalties with accrued and other liabilities in the consolidated balance sheets.

9

TSR INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2014 and 2013

(3)	Commitments and Contingencies

A summary of noncancellable long-term operating lease commitments for facilities as of May 31, 2014 follows:

Fiscal Year	Amount
2015	$351,000
2016	324,000
2017	308,000
2018	143,000
2019	107,000
Total	$1,233,000

Total rent expenses under all lease agreements amounted to $322,000 and $391,000 in fiscal 2014 and 2013, respectively.

The Company has entered into employment agreements with two of its officers expiring through 2017. The total remaining payments under these agreements is $1,025,000 at May 31, 2014.

From time to time, the Company is party to various lawsuits, some involving substantial amounts. Management is not aware of any lawsuits that would have a material adverse impact on the consolidated financial position of the Company.

(4)	Stockholder’s Equity

During the year ended May 31, 2014, the Company did not purchase any of its common stock on the open market under the previously announced plan. During the year ended May 31, 2013, the Company purchased a total of 21,600 shares of its common stock on the open market in various transactions for $81,911 under the previously announced plan. As of May 31, 2014, 56,318 shares remain available for purchase under the plan.

On November 30, 2012, the Company paid a special one-time cash dividend of $1.50 per common share to stockholders of record as of October 30, 2012. This dividend amounted to $2,970,093. The Company has no current plans to implement a quarterly dividend program or pay any other special cash dividend.

10

TSR INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and notes thereto presented elsewhere in this report.

Results of Operations

The following table sets forth for the periods indicated certain financial information derived from the Company’s consolidated statements of operations. There can be no assurance that historical trends in operating results will continue in the future:

	Year Ended May 31,
	(Dollar Amounts in Thousands)
	2014		2013
	Amount	% of Revenue	Amount	% of Revenue
Revenue, Net	$49,530	100.0%	$44,914	100.0%
Cost of Sales	41,252	83.3	37,549	83.6
Gross Profit	8,278	16.7	7,365	16.4
Selling, General and Administrative Expenses	8,253	16.7	8,081	18.0
Income (Loss) from Operations	25	0.0	(716)	(1.6)
Other Income, Net	9	0.0	13	0.0
Income (Loss) Before Income Taxes	34	0.0	(703)	(1.6)
Provision (Benefit) for Income Taxes	17	0.0	(214)	0.5
Consolidated Net Income (Loss)	17	0.0	(489)	(1.1)
Net Income Attributable to Noncontrolling Interest	103	0.2	31	0.1
Net Loss Attributable to TSR, Inc	$(86)	(0.2)%	$(520)	(1.2)%

Revenue

Revenue consists primarily of revenue from computer programming consulting services. Revenue for the fiscal year ended May 31, 2014 increased $4,616,000 or 10.3% from fiscal 2013. The average number of consultants on billing with customers increased from approximately 273 for the fiscal year ended May 31, 2013 to 308 for the fiscal year ended May 31, 2014. The revenue increase was lower than expected from the increase in consultants on billing with customers due to reduced average billing rates compared to the prior fiscal year. This resulted from a shift in the business mix as a higher percentage of new placements have been with customers where there is stronger competition due to managed services programs.

Cost of Sales

Cost of sales increased by $3,703,000 or 9.9%, in fiscal 2014 from fiscal 2013. Cost of sales as a percentage of revenue decreased to 83.3% in fiscal 2014 from 83.6% in fiscal 2013. The increase in cost of sales resulted primarily from the increase in the number of consultants on billing with customers as compared with the prior fiscal year. The decrease in cost of sales as a percentage of revenue was primarily attributable to increased revenue from full time placement fees which do not have associated direct costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of expenses relating to account executives, technical recruiters, facilities costs, management and corporate overhead. These expenses increased $172,000, or 2.1%, to $8,253,000 in fiscal 2014 from $8,081,000 in fiscal 2013. This increase was primarily attributable to an increase in the number of technical recruiters and sales executives and expenses associated with hiring them. Hiring new sales executives requires a significant investment to cover their costs while their non-compete agreements, which typically last a year, expire. The Company expects selling, general and administrative expenses to continue to increase as more recruiters and sales executives are hired to stimulate growth. Additionally, these expenses decreased, as a percentage of revenue, from 18.0% in the fiscal year ended May 31, 2013 to 16.7% in the fiscal year ended May 31, 2014.

Other Income

Fiscal 2014 other income resulted primarily from interest and dividend income of $6,000, which decreased by $8,000 from the level realized in 2013 due to decreased amounts invested in certificates of deposit and lower rates of interest.

11

TSR INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Income Taxes

The effective income tax rate was 50.0% in fiscal 2014. The rate was higher than expected due to state minimum or alternative taxes. The effective income tax benefit rate was 30.4% in fiscal 2013. The expected federal tax benefit rate of 34% was reduced due to state minimum or alternative taxes being payable despite the Company’s net loss for fiscal 2013.

Net Loss Attributable to TSR

Net loss attributable to TSR improved $434,000 from a loss of $520,000 in fiscal 2013 to a loss of $86,000 in fiscal 2014. This improvement was primarily due to the increase in revenue due to a higher average number of consultants on billing with customers. The addition of sales executives and recruiters hired in the last two years has started to contribute new revenue. We expect that our net income will continue to be affected, with only gradual improvement until such time as the additional technical recruiters and sales executives begin to generate a sufficient increase in revenue.

Liquidity, Capital Resources and Changes in Financial Condition

The Company expects that its available cash and marketable securities will be sufficient to provide the Company with adequate resources to meet its liquidity requirements for the next 12 months.

At May 31, 2014, the Company had working capital (total current assets in excess of total current liabilities) of $8,706,000 including cash and cash equivalents and certificates of deposit and marketable securities of $4,357,000 as compared to working capital of $8,717,000 including cash and cash equivalents and certificates of deposit and marketable securities of $3,890,000 at May 31, 2013.

Net cash flow of $524,000 was provided by operations during fiscal 2014 as compared to $1,036,000 of net cash flow used in operations in fiscal 2013. The cash provided by operations for fiscal 2014 primarily resulted from a decrease in accounts receivable of $356,000 in addition to a decrease in prepaid and recoverable income taxes of $176,000. The cash used in operations for fiscal 2013 primarily resulted from the consolidated net loss of $489,000, an increase in accounts receivable of $418,000 and an increase in prepaid and recoverable income taxes of $112,000.

Net cash provided by investing activities amounted to $463,000 for fiscal 2014, compared to $1,497,000 in net cash used in investing activities in fiscal 2013. The change in net cash from investing activities between fiscal 2014 and 2013 primarily resulted from investing in additional certificates of deposit in fiscal 2013, a portion of which were not rolled over in fiscal 2014.

Net cash used in financing activities of $26,000 during the fiscal year ended May 31, 2014 resulted from distributions of $26,000 to the holder of the noncontrolling interest in the Company’s subsidiary, Logixtech Solutions, LLC. Net cash used in financing activities of $3,101,000 during the fiscal year ended May 31, 2013 resulted from a special cash dividend paid of $2,970,000, purchases of treasury stock of $82,000 and distributions of $49,000 to the holder of the noncontrolling interest.

The Company’s capital resource commitments at May 31, 2014 consisted of lease obligations on its branch and corporate facilities. The Company intends to finance these lease commitments from cash flow provided by operations, available cash and short-term marketable securities.

The Company’s cash and marketable securities were sufficient to enable it to meet its liquidity requirements during fiscal 2014.

Impact of New Accounting Standards

The Company is not aware of any new accounting pronouncements that would have a material impact on its consolidated financial statements.

Critical Accounting Policies

The SEC defines “critical accounting policies” as those that require the application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The Company’s significant accounting policies are described in Note 1 to its consolidated financial statements, contained elsewhere in this report. The Company believes that the following accounting policies require the application of management’s most difficult, subjective or complex judgments:

Estimating Allowances for Doubtful Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based on our historical experience, customer types, creditworthiness, economic trends and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. A significant change in the liquidity or financial position of any of our significant customers, or in their willingness to pay, could have a material adverse effect on the collectibility of our accounts receivable and our future operating results.

12

TSR INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Valuation of Marketable Securities

The Company classifies its marketable securities at acquisition as either (i) held-to-maturity, (ii) trading or (iii) available-for-sale. Based upon the Company’s intent and ability to hold its certificates of deposit to maturity (which maturities range up to 24 months), such securities have been classified as held-to-maturity and are carried at amortized cost, which approximates fair value. The Company’s equity securities are classified as trading securities, which are carried at fair value, as determined by quoted market price, which is Level 1 input, as established by the fair value hierarchy. The related unrealized gains and losses are included in earnings.

Valuation of Deferred Tax Assets

We regularly evaluate our ability to recover the reported amount of our deferred income tax assets considering several factors, including our estimate of the likelihood of the Company generating sufficient taxable income in future years during the period over which temporary differences reverse. Presently, the Company believes that it is more likely than not that it will realize the benefits of its deferred tax assets based primarily on the Company’s history of and projections for taxable income in the future. In the event that actual results differ from our estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance against a portion or all of our deferred tax assets, which could materially impact our financial position or results of operations.

Forward-Looking Statements; Factors that Affect Future Results

Certain statements contained herein, including statements concerning the Company’s future prospects and the Company’s future cash flow requirements are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projections in the forward-looking statements which statements involve risks and uncertainties, including, but not limited to, the following: the success of the Company’s plan for internal growth, the impact of adverse economic conditions on the Company’s business; risks relating to the competitive nature of the markets for contract computer programming services; the extent to which market conditions for the Company’s contract computer consulting services will continue to adversely affect the Company’s business; the concentration of the Company’s business with certain customers; uncertainty as to the Company’s ability to maintain its relations with existing customers and expand its contract computer consulting services business; the impact of changes in the industry, such as the use of vendor management companies in connection with the consultant procurement process; the increase in customers moving IT operations offshore and other risks and uncertainties set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to publicly update or revise forward-looking statements.

13

TSR INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

TSR, Inc.

Hauppauge, New York

We have audited the accompanying consolidated balance sheets of TSR, Inc. and Subsidiaries as of May 31, 2014 and 2013, and the related consolidated statements of operations, equity, and cash flows for the years then ended. TSR, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TSR, Inc. and Subsidiaries as of May 31, 2014 and 2013 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Jericho, New York

August 4, 2014

14

TSR INC. AND SUBSIDIARIES

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company’s shares of Common Stock now trade on the NASDAQ Capital Market under the symbol TSRI. Previously, until December 2009, the shares traded on the NASDAQ Global Market. The following are the high and low sales prices for each quarter during the fiscal years ended May 31, 2014 and 2013:

June 1, 2013 – May 31, 2014

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High Sales Price	$3.20	$3.78	$3.84	$3.65
Low Sales Price	2.90	3.10	2.98	2.99

June 1, 2012 – May 31, 2013

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High Sales Price	$4.26	$5.69	$3.85	$4.00
Low Sales Price	3.70	3.72	2.77	3.03

There were 85 holders of record of the Company’s Common Stock as of July 31, 2014. Additionally, the Company estimates that there were approximately 1,200 beneficial holders as of that date. On November 30, 2012, the Company paid a special one-time cash dividend of $1.50 per common share to stockholders of record as of October 30, 2012. Other than this special dividend, there were no other dividends declared or paid by the Company with respect to its shares of Common Stock during the last two fiscal years. The Company has no current plans to implement a quarterly dividend program or pay any other special cash dividend.

15

DIRECTORS	CORPORATE	TRANSFER AGENT
HEADQUARTERS
Joseph F. Hughes		Continental Stock Transfer
Chairman of the Board	400 Oser Avenue	17 Battery Place
Chief Executive Officer	Suite 150	New York, NY 10004
President and Treasurer	Hauppauge, NY 11788	212-509-4000
631-231-0333
Christopher Hughes
Senior Vice President and		AUDITORS
President TSR Consulting Services, Inc.	SUBSIDIARY
CohnReznick LLP
Robert A. Esernio	TSR Consulting	100 Jericho Quadrangle
Director	Services, Inc.	Suite 223
Jericho, NY 11753
James J. Hill	New York City
Director	420 Lexington Avenue
	Suite #835	COUNSEL
Raymond A. Roel	New York, NY 10170
Director	212-986-4600	Giordano, Halleran & Ciesla, P.C.
	E-mail: tsrny@tsrconsulting.com	125 Half Mile Road
Suite 300
OFFICERS	New Jersey	Red Bank, NJ 07701
379 Thornall Street
Joseph F. Hughes	6th Floor
Chairman of the Board	Edison, NJ 08837
Chief Executive Officer	732-321-9000
President and Treasurer	E-mail: tsrnj@tsrconsulting.com

Christopher Hughes	Long Island
Senior Vice President and	400 Oser Avenue
President TSR Consulting Services, Inc.	Suite 150
Hauppauge, NY 11788
John G. Sharkey	631-231-0333
Vice President, Finance	E-mail: tsrli@tsrconsulting.com
and Secretary

Copies of the Company’s Form 10-K are available, without charge, to shareholders upon written request to: John G. Sharkey, Vice President, Finance, TSR, Inc., 400 Oser Avenue, Suite 150, Hauppauge, NY 11788